Exhibit 99.1

NR-17-12

GOLD RESERVE PROVIDES UPDATE ON ANNUAL MEETING MATTERS

SPOKANE, WASHINGTON, August 23, 2017

The board of directors (the “Board”) of Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) ("Gold Reserve" or the "Company") is pleased to announce that the Company has reached separate agreements with each of Steelhead Partners, LLC (“Steelhead”) and Greywolf Capital Management LP (“Greywolf”), two of the Company’s largest shareholders, regarding how Steelhead and Greywolf, respectively, will vote the Class A common shares (the “Class A Shares”) over which they exercise control or direction with respect to the election of directors at the Company’s annual meeting of shareholders to be held on August 29, 2017 (the “Meeting”).

In particular, each of Greywolf and Steelhead has agreed to vote all of the Class A Shares over which it exercises control or direction for the following seven director nominees: Mr. Robert A. Cohen (a nominee of Greywolf), Mr. Michael Johnston (a nominee of Steelhead) and five members of the incumbent Board, being Messrs. Rockne J. Timm, A. Douglas Belanger, James P. Geyer, James H. Coleman and Jean Charles Potvin. In conjunction with such agreements, the name of Patrick D. McChesney, a director of the Company since 1988, will be withdrawn from consideration for re-election to the Board.

The Company has further agreed with each of Steelhead and Greywolf that following the Meeting, the Board will work with such shareholders to seek out and review potential candidates, mutually agreeable to such shareholders, to be appointed to the Board by the end of 2017. Once a candidate agreeable to such shareholders is identified, such person would be put forward to the Board to be appointed as a director at the request of such shareholders and an existing director will resign at that time.

James Coleman, Executive Chairman of the Board, stated, “We would also like to acknowledge the significant contributions Pat McChesney has provided over the many years as an officer and a director. Mr. McChesney’s wit, sound advice and steady hand will be missed and we express our sincere thanks to him for his service and wish him all the best.”

As at July 10, 2017, the record date for the Meeting (the “Record Date”), Greywolf, on behalf of certain funds that it manages or advises, exercised control or direction over 23,544,147 Class A Shares (representing approximately 26.2% of the outstanding Class A Shares as at the Record Date) and Steelhead, on behalf of Steelhead Navigator Master, L.P (“Steelhead Navigator”) and another client, exercised control or direction over 7,331,701 Class A Shares (representing approximately 8.2% of the outstanding Class A Shares as at the Record Date).

Subsequent to the Record Date, Greywolf, on behalf of certain funds it manages or advises, or exercises control or direction over, acquired an additional 2,910,109 Class A shares upon the conversion of the principal amount of certain convertible debentures and Steelhead, on behalf of Steelhead Navigator, acquired control or direction over an additional 3,168,223 Class A Shares upon the conversion of the principal amount of certain convertible debentures. As a result of such conversions, Greywolf currently exercises control or direction over a total of 26,454,256 Class A Shares (27.1%) and Steelhead currently exercises control or direction over a total of 10,499,924 Class A Shares (10.8%).

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

999 W. Riverside, Suite 401

Spokane, W A 9920 I USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to Greywolf’s and Steelhead’s agreements to vote the Class A Shares over which they have control and direction over for the aforementioned nominees and any future changes to the Board. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the actual voting results at the Company’s upcoming Meeting and the ability of Steelhead and Greywolf to agree on a successor member of the Board.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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